August 22, 2008

Via Federal Express and Facsimile (202-772-9218)

Brian R. Cascio

Accounting Branch Chief

Division of Corporation Finance

Untied Stated Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street N.W.

Washington, D.C.  20549-0306

RE:

Current Technology Corporation

Form 20-F for the Fiscal Year Ended December 31, 2007

Filed July 11, 2008

File No.  000-19846

Dear Mr. Cascio:

Current Technology Corporation (the “Company”) filed its annual report on Form 20-F for its fiscal year ended December 31, 2007, with the Commission on July 11, 2008.  You have reviewed and commented on that Form 20-F in a letter sent to the Company on July 30, 2008.  We very much appreciate the time you and the other members of the Commission’s staff have taken in reviewing the Form 20-F.

The below narrative addresses your comments (which we have repeated in italic type).

Form 20-F for the fiscal year ended December 31, 2007

Results of Operations, page 26

l.

Please revise to provide a discussion of the specific reason for the significant variances in the revenue and expense amounts included in the financial statements each period.

Response:

We will add an additional paragraph to further discuss the variances in the amendment to the Form 20-F we plan to file.

Item 8.  Financial Statements and Supplementary Data, page 3l

Consolidated Balance Sheet

2.

Tell us the nature of your subscription receivable asset and subscription liability amounts included in the balance sheet and the related accounting for these amounts in your financial statements.  Please tell us why the subscriptions are not recorded through stockholders’ deficiency.

Response:

The subscription receivable of $49,412 represents the amount due from an investor in a private placement which was uncollected as of December 31, 2007.  However, this amount was received by the Company  in full prior to the issuance of the financial statements.

The subscription liability is unrelated to the foregoing subscription receivable.  It represents funds received on the exercise of warrants, for which the underlying shares had not been issued as of December 31, 2007.

The subscription liability is accounted for as a part of Shareholder’s Deficiency.  The subscription receivable was collected in full in January 2008, and is therefore treated as a current asset.

3.

We note that Total Assets of $90,373 does not equal Total Liabilities and Stockholders’ Deficiency of $190,373.  Similarly, the totals for current liabilities and total liabilities for the year 2006 and 2007 appear incorrect.  Please revise to correct.

Response:

The Balance Sheet is correct, and the various components do in fact add correctly.  Unfortunately in the transfer from a Word document to HTML, some digits were dropped.  This will be corrected in the amendment to the Form 20-F we plan to file.

Consolidated Statement of Operations

4.

Please revise to remove the caption loss before other items and include the other items under expenses.  Refer to the requirements of Rule 5-03 of Regulation S-X.

Response:

This will be corrected in the amendment to the Form 20-F we plan to file.

Consolidated Statement of Cash Flows

5.

Tell us the nature of the cumulative effect adjustment for each year presented.  Please clarify the accounting basis for this presentation and how this amount was determined.

Response:

The financial statements of the Company for the years ended December 31, 2007 and December 31, 2006, which are based on the Canadian functional currency, have been translated into the U.S. reporting currency using the current rate method as allowed by Statement of Financial Accounting Standards No. 52 (“SFAS 52”) as follows:  assets and liabilities using the rate of exchange prevailing at the balance sheet date; stockholders’ deficiency using the applicable historic rate; and revenue and expenses using the monthly average rate of exchange.  Translation adjustments have been included as part of the accumulated other comprehensive income.

Note 3. b) Changes in Accounting Policies Related to the Adoption of U.S. GAAP

6.

If the financial statements have been prepared in accordance with U.S. GAAP for all periods as indicated in Note 5. a), please tell us the reason for the disclosures in Note 3. b) which highlights differences between Canadian and U.S. GAAP.

Response:

Even though we are reporting in U.S. dollars and in accordance with U.S. GAAP, we are domiciled in Canada and must reconcile to Canadian GAAP to satisfy the regulatory authorities in Canada.

Note 5. h) Investment in Joint Venture

7.

Please disclose how you accounted for the TRSC warrants for the purchase of 5 million shares of your stock at $.12 per share as discussed on page 8.

Response:

None of the warrants are vested.  Their existence is appropriately disclosed, but there is no financial impact to be accounted for.

Note 5. h) Revenue Recognition

8

Please revise to explain whether your revenue arrangements include post shipment obligations, refund rights, customer acceptance, and discounts or other price “adjustments and how this impacts the timing of revenue recognition.

Response:

We believe our revenue recognition policy is disclosed appropriately.  We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.  Our revenue arrangements do not include post shipment obligations or refund rights.  Discounts and other price adjustments, if any, are negotiated prior to completion of the sales transaction, and would thus be appropriately recognized when the revenue is recorded initially.  We are unclear as to your meaning of “customer acceptance”.  We have an obligation to deliver a product that is in good working order, but the customer has no right to return the product after acceptance of the shipped goods.

Note 5. J) Convertible Promissory Note with Detachable Warrants

Note 6.  Convertible Promissory Note with Detachable Warrants

9.

Please revise to disclose the fair value ascribed to the detachable warrants and how this value was determined.  If the convertible promissory note of $1,121,489 is net of any discounts, please clarify the amount of these discounts and how they were determined.  As a related matter, discuss your accounting for the modification of terms and the issuances of warrants as additional consideration for the restructuring of the convertible promissory note.  Clarify why this was not accounted for an extinguishment of debt.

Response:

The convertible promissory note of $1,121,489 represents the full value of the note without any discount.

The company accounts for the issuance of warrants under the fair value based method using the Black-Scholes Option Pricing Method.  We will disclose the assumptions used in calculating the fair value in the amendment to the Form 20-F we plan to file.

The convertible promissory note maturity date was extended to January 16, 2009 in September 2007 and has been accounted for as a modification to the original convertible promissory note.

Note 16.  Subsequent Events

10.

We reference the disclosures of the acquisition of the additional shares of Celevoke common stock for $2.5 million and the 50 million performance based options to purchase shares of your stock at $.14 per share.  Please tell us when this acquisition was consummated, the estimated purchase price and how this agrees with the acquisition costs disclosed in the footnote.  In addition, tell us how you determined the estimated fair value of the assets acquired and liabilities assumed.

Response:

The agreement was entered into January 31, 2008 and the acquisition was completed on May 23, 2008.  The purchase price was $2,500,000 for the purchase of 102 common shares, giving the company a 51% interest.  In addition, the company issued 50 million performance based options, which resulted in an accounting charge of $1,049,300, based on a Black-Scholes calculation, for a total purchase price of $3,549,300.

We have based our purchase price primarily on the value of Celevoke’s Universal Telematics Server (UTS) which we believe is at least $5 million.  The UTS is integral to the future success of the business; third parties have indicated it would take several years and upwards of $10 million to duplicate the UTS.  We paid $2.5 million in cash for 51% of Celevoke, which values the business at approximately $5 million which is represented by the value of the UTS.

11.

  In addition, we note that your ownership of Celevoke will increase to 5l%”.  Please tell us whether you will consolidate the operations of Celevoke in future periods.

Response:

We became a 51% owner of Celevoke on May 23, 2008 and commenced consolidation at that date.  Our financial statements included in our quarterly report on Form 10-Q for the quarter ended June 30, 2008 are presented on a consolidated basis with Celevoke.

Item 9A.  Controls and Procedures, page 31

12.

You state that your Chief Executive Officer and Chief Financial Officer were unable to assess the Company’s internal controls over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Response:

Given the Company’s limited staff and financial resources, the Company’s management was unable to access the Company’s internal control over financial reporting (“ICFR”) in accordance with an approved, recognized framework by the time it filed its 20-F.  Further, until recently the Company was not wholly clear on what its obligations were given that it did not perform the assessment as required.  The Company has ICFR in place and earlier in the year had hired a consultant to help the Company with its obligations under Section 404 of the Sarbanes-Oxley Act.  However, because of cost concerns the Company only retained the consultant for a limited amount of time.

Since the date of your comment letter the Company has retained a third party consultant to assist the Company perform the assessment of the Company’s ICFR based on the criteria for effective ICFR established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and SEC guidance on conducting such assessments by smaller reporting companies and non-accelerated filers.  The consultant has advised that as a result of being short of staff during the peak vacation period, work on our file will not commence until the latter part of September.  The Company hopes that this assessment will be complete by October 31, 2008.  Once complete the Company intends to file an amendment to the 20-F to include the full management report.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:

Although the definition of the terms “disclosure controls and procedures” and “internal control over financial reporting” in Rule 13a-15 appear to refer to different internal processes and controls, the Company recognizes that the two are interrelated.  As such, when the Company files its amendment to the Form 20-F it will reconsider whether the Company’s disclosure controls and procedures were effective as of December 31, 2007.  If material weaknesses are identified during the assessment of the Company’s ICFR the Company will likely also conclude that its disclosure controls and procedures were not effective.  Please see the disclosure in our quarterly report on Form 10-Q for the quarter ended June 30, 2008.  In that report we concluded that our disclosure controls and procedures were not effective as of June 30, 2008.

In conjunction with the Company’s response to your letter dated July 30, 2008, we acknowledge that:

s

The company is responsible for the adequacy of the disclosures in the filing;

s

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

s

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact me if you need more information.

Sincerely,

“Robert Kramer”

Robert Kramer,

Chief Executive Officer